Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Real McCoy Tea Company
210 E Chestnut Street
Bellingham, WA 98225
www.kombuchatown.com

Up to $1,070,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Real McCoy Tea Company
Address: 210 E Chestnut Street, Bellingham, WA 98225
State of Incorporation: DE
Date Incorporated: September 13, 2011

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $1,070,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
    Note converts to Class B Non-Voting Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
    Maturity Date: August 08, 2022
    Valuation Cap: $20,000,000.00
    Discount Rate: 15.0%
    Annual Interest Rate: 8.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Class B Non-Voting Common Stock

Voting Rights:
There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights:

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Company Perks*

Early bird

First 7 days of campaign - 10% Annual Interest Rate on notes

Next 7 days - 9% Annual Interest Rate on notes

Volume Perk

Level 1: $250 - Can growler + 10 trees

Level 2: $500 - cooler backpack ($25/$30) + 20 trees

Level 3: $1,000 – 3 months product + 50 trees + Access to the brewers' reserve flavor

Level 4: $2,500 – 10% off for life! + 150 trees + Access to Brewers' reserve flavor

Level 7: $5,000 – Private Cocktail Experience/Mixologist + 250 trees + access to brewers reserve flavor + 9% Annual Interest Rate on notes

Level 8: $10,000 - VIP Experience + 500 trees + access to brewers reserve flavor + 10% Annual Interest Rate on notes

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

The Company will offer 10% additional bonus interest rate for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest

rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Real McCoy Tea Company (DBA Kombucha Town) is a premier producer of Kombucha and other non alcoholic, living beverages. We use innovative and proporetary formulation, processing and culture cultivation to manufacture unique and delicious beverages. Our Lifestyle and environmental mission brand is geared toward Millenials and Gen Z who are looking for a company with integrity and a healthy alternative to soda and energy drinks.

We brew and operate out of a 6500 sq foot facility in Bellingham WA. We used to operate the Culture Cafe as well but sold that side of the business off in Feburary 2019 to focus on our packaged lines of products. We distribute and sell through several wholesalers both locally and nationally. The service retailers in several different channels including, Natural retail, Convenience stores, hospitality, and food service. We also sell direct to consumer throught Amazon and our website.

Kombucha Town produces three different lines of Kombucha Products; Our "Fresh Blends", refridgerated Kombucha line with four different flavors. "Balanced Energy" which consists of three flavors of shelf stable kombucha products. Our new release is out "Live Seltzer" line which there are three flavors.

Chris McCoy is the Founder and CEO and is the primary share holder of the Company. There is also one minority shareholder with non voting interest.

Competitors and Industry

The Global Kombucha Market is a roughly $1.5 BIllion dolar industry in 2017 and forcasted to continue at a CAGR of 17.5% between 2018 and 2023.

Top Competators in the Kombucha industry are;

GT Daves Kombucha,

Kevita, (PEPSI owned)

HealthAde Kombucha

Brew Dr. Kombucha

Kombucha Towns closest competition;

Rowdy Mermaid, based in Boulder, CO

Better Booch, based in Huntington Park, CA

Happy Mountain Kombucha, Portland, OR

Live Seltzer Competition:

Waterloo, Austin, TX (founded in 2017)

Spin Drift, Boston, MA (Founded in 2017)

Kombucha Town uses proprietary formulation, processing and cultivation meathods to make truly differntiated products. Our products embody both form and function that is satisfying to the customer and benneficial to their health.

Current Stage and Roadmap

Kombucha Town produces ten different producs across three different lines. We just released our third newest line of products "LIVE Seltzer" Which is the first Pro Biotic seltzer water product on the market.

We plan on focusing on obtaining national media exposure and national retailer interest in our products.

We plan to keep driving innovation and disruption through several additional product line releases in the next 12-24 months. This includes a kids line, an athelitic performance and recovery line, and an adaptogenic, cognitive enhancing line.

The Team

Officers and Directors

Name: Chris McCoy

Chris McCoy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/CEO/Director
  Dates of Service: September 13, 2011 - Present
  Responsibilities: CEO -- Chris overseas day to day operations, leads innovation, fund raising, sales and marketing. To date he is the sole director of the organization. He is compensated with a $48k a year salary and his equity.

Name: Christine Harem

Christine Harem's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Controller
  Dates of Service: July 01, 2017 - Present
  Responsibilities: Managing all accounting aspects of the company, currently receives a $52,000 annual salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible promissory note should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited
Any convertible promissory note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the hospitality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering convertible note investment in the amount of up to 1,032,550 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product, providing healthy and energetic beverages. Our revenues are therefore dependent upon the market for such product.

Minority Holder; Securities with No Voting Rights

The convertible promissory note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Supply Chain Disruption

Real McCoy Teas Corp manufactures products with ingredients from all over the world. We have several options for every component of our products to ensure supply chain security. However there is a chance a market disruptions may prevent us from getting some or all of what is needed to produce. In which case an inability to manufacture and sell our products could put the business at risk.

Food born illness risk

Kombucha Town produces a beverage that could become contaminated an make someone ill. We have a recall plan in place if this were to happen. However depending on scale of the recall the significant cost in executing the recall could render the company insoluble and unable to continue to operate.

Specialized personal risk

There are key personal managing Kombucha Town that are necessary to conduct business. If one or more of these key personal were to fall very ill, die or otherwise become un able to work the business would not be able to operate.

Natural disaster risk

If there were a serious natural disaster like a tsunami, major earthquake, volcano in our local area we would likely have to cease operations for at least a period of time, if not indefinitely.

Competitive industry risk

We operate in a very competitive industry. Other Kombucha companies have much broader access to resources than we do. This could prohibit us from being able to

achieve our benchmarks, stay relevant and differentiated in the market.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher J McCoy	800,000	Class A Common Stock	100.0

The Company's Securities

The Company has authorized Convertible note, Class A Common Stock, Class B Non-Voting Common Stock, and Convertible Note 2020.

Convertible note

The security will convert into Common stock and the terms of the Convertible note are outlined below:

Amount outstanding: $367,888.00
Maturity Date: December 17, 2022
Interest Rate: 10.0%
Discount Rate: 15.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: The conversion is triggered by the maturity date, an equity sale, or a change in control.

Material Rights

There are no material rights associated with Convertible note.

Class A Common Stock

The amount of security authorized is 800,000 with a total of 800,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 400,000 with a total of 220,400 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

Convertible Note 2020

The security will convert into class b non-voting common stock and the terms of the Convertible Note 2020 are outlined below:

Amount outstanding: $0.00
Maturity Date: August 08, 2022
Interest Rate: 8.0%
Discount Rate: 15.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: 1,000,000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells units of its Class B Non-Voting Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its Class B Non-Voting Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Class B Non-Voting Common Stock at conversion price equal to the lesser of (i) 15% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding Class B Non-Voting Common Stocks of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor

would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Class B Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Class B Non-Voting Common Stocks at a price per security equal to the quotient of 20,000,000 divided by the aggregate number of outstanding common stocks of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a minority holder of convertible promissory note of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $350,000.00
  Use of proceeds: Debt consolidation, operating expenses, marketing, capital expenditures
  Date: December 17, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those

contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of Operations

Year Ended December 31, 2019 compared to year ended December 31, 2018

Based on unaudited data and will change pending our 2019 Adjusting Journal Entries

The financial statements outline sales and costs of the Culture Café as well as the Kombucha Town Brewery. The café portion of the business was sold in February of 2019, and for that reason, I'm focusing on the brewery portion of operations. We still sell kombucha to the café, as many locals prefer to buy directly, so that is the source of the "Café Kombucha Sales" line on the Profit and Loss Statement.

Revenue

Brewery sales were up $256,000 in 2019 over 2018; this is a 32.61% increase. One explanation for this increase in sales is an increase in trade spend. A 32% increase in sales of our canned products was distributed fairly evenly across our product line, with the exception of Cascadian Hops Kombucha, which had a slight decrease in sales, and our blood Orange Kombucha which was launched in 2019.

Cost of Sales

Brewery Cost of Goods Sold was up 25% in 2019 over 2018. The fact that this increase in costs is lower than the percentage increase in revenue is the result of our efforts to increase efficiency in the brewery. The majority of this increase in efficiency can be attributed to labor and better time management practices.

Gross Margins

The disproportionate increase in costs to revenue resulted in a 37% increase in gross profits in 2019 over 2018. Gross profit increased by almost $200,000, and our per case profit margin increased by 7%.

Expenses

Our overhead expenses increased by 43%. We increased our trade spend in an attempt to boost national sales, and this accounts for the majority of this increase. Another substantial increase in expenses was due to staffing. In order to position ourselves to grow, we needed to invest in our team. Now that that investment has been made, we're confident that we are in a strong position moving forward.

Other expenses, such as rent, decreased as a result of selling the café. When café

expenses are omitted from overhead in the 2018 and 2019 financials, the result is a 11% decrease in expenses, which indicates that the focused Kombucha Town Brewery is far more efficient than it was when it we also ran the Culture Café.

Historical results and cash flows:

With our new "Live Seltzer" product line, we plan to take advantage of existing distribution channels, retail relationships, and we have the operational capacity to quickly to bring it to the national market. With this we anticipate growth and after the sale of Culture Café and focusing exclusively on the products, the future results should be different.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have $55,200 in cash, $128,300 in accounts receivable, and $151,461 in inventory. This is enought capital to continue our operations through the end of the year conservatively. Depending on our sales and general market conditions we may need to tap into other more expensive forms of debt. This being said, crowd fund raising is a much better option for us at this time.

In order for us to reach our three year growth goals we anticipate needing a total of $3MM in outside capital. If were are able to raise the full ~$1Mil, this campaingn will get us roughly a third of the funds needed to grow according to our forcast.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We currently have funds to sustain operations, however in order to grow we to meet demand we will need additional funding. That is the purpose of this campaign.

We currently have $55,200 in cash, $128,300 in accounts receivable, and $151,461 in inventory. The cash on hand came from the SBA EIDL loan that we recieved in July of 2020.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds of this campaign are important to support the business's growth. Without these funds we will able to sustain operations but have sever constraints on our ability to grow.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minnimum we will be able to opperate with existing resources for at least 6 to 12 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum we will be able to opperate for the forseeable future without cashflow strain.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have a list of interested angel investors as well as an available short term line of credit if need be.

Indebtedness

- **Creditor:** Evan Turner
  Amount Owed: $236,744.99
  Interest Rate: 15.0%
  Maturity Date: December 01, 2021

- **Creditor:** Herald Building LLC
  Amount Owed: $49,468.11
  Interest Rate: 6.0%
  Maturity Date: July 05, 2023

- **Creditor:** KRB Investments
  Amount Owed: $26,965.27
  Interest Rate: 10.0%
  Maturity Date: December 20, 2025

- **Creditor:** David Marshak
  Amount Owed: $1,851.67
  Interest Rate: 10.0%
  Maturity Date: March 10, 2021

- **Creditor:** Walton Beverage
  Amount Owed: $89,222.63
  Interest Rate: 5.0%

Maturity Date: January 31, 2024

- **Creditor:** Rodeo CPG
  Amount Owed: $17,813.96
  Interest Rate: 5.0%
  Maturity Date: February 05, 2022
  Convertible Note

- **Creditor:** Savibank
  Amount Owed: $216,065.24
  Interest Rate: 7.25%
  Maturity Date: November 28, 2026

- **Creditor:** Savibank
  Amount Owed: $113,021.69
  Interest Rate: 7.0%
  Maturity Date: December 28, 2026

- **Creditor:** SBA
  Amount Owed: $150,000.00
  Interest Rate: 3.0%
  Maturity Date: June 05, 2050

- **Creditor:** Suntrust
  Amount Owed: $12,732.49
  Interest Rate: 5.66%
  Maturity Date: February 26, 2022

- **Creditor:** Stacey Gross
  Amount Owed: $350,000.00
  Interest Rate: 10.0%
  Maturity Date: February 15, 2023
  Convertible Note

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $20,000,000.00

Valuation Cap Details: The $20,000,000 valuation cap follows our previous fund raising in December 2019 where we raised $350K on a convertible note w/ the exact same cap. In addition, we considered company's market position and sales forecast for the next five years. We believe our cost structure, innovation and emergence onto the

national market will further enable us to create a substantial amounts of value.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  13.5%
  To create content and pay for digital adds that will be run on several social media platforms.

- *Research & Development*
  5.0%
  Develop the new flavor for the campaign perks

- *Inventory*
  35.0%
  Purchase packaging for the special campaign flavor and incentive merchandise

- *Operations*
  15.0%
  Purchase an automatic Co2 regulating device for our conditioning tanks.

- *Company Employment*
  5.0%
  Help cover some of the employment cost associated with running the campaign.

- *Working Capital*
  23.0%
  Cash to cover accounts payable as accounts receivable grows.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.5%
  Content creation and ads for digital marketing, as well as retail promotions. Move forward with the Behind the Scenes public TV show production.

- *Research & Development*
  10.0%
  Lab equipment to do in house testing as well as third party testing. Formulation

and product development on two new product lines, a children's specific line as well as a performance/recovery beverage.

- *Company Employment*
  15.0%
  Enable us to hire and train as we grow. Also enable us to attract high level talent to push growth with a seasoned expert in sales and marketing.

- *Operations*
  15.0%
  Larger storage tanks and brewing equipment. Lease an automated pack off and palletizing machine.

- *Inventory*
  25.0%
  Purchase printed cans for all our products and new products.

- *Working Capital*
  16.0%
  Make sure we have enough operational capital to stay current on accounts payable as accounts receivable increases.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.kombuchatown.com (www.kombuchatown.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/kombuchatown

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Real McCoy Tea Company

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Kombucha Town

Living beverages for a better world



Website | Bellingham, WA | MANUFACTURING | FOOD & BEVERAGE

Kombucha Town brews energizing and refreshing live seltzer and kombucha drinks, packaged in cans that are easy on-the-go and easy on the earth.

$0.00 raised

0 Investors	Days Left
08/08/22 Maturity Date	**$20M** Valuation Cap
15.0% Discount Rate	**8.0%** Annual Interest Rate
Convertible Note Offering Type	**$250.00** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Ranked among the top 10 beverage brands sold in the convenience store by SPINS and a feature of our product is set to air on CNN, CNBC, FOX, Disney, Food Network and Family Channel with 400+ airings in over 80M homes.
- Sales are up from $1.1MM to $1.4MM over the last 52 week period (Aug 2019 - Aug 2020).
- Kombucha market is projected to continue to grow at 17.5% over the next 3 years across retail spaces, the flavored and functional water market is expected to exhibit a CAGR of 11.5% over the next 6 years.



ONE OF THE FIRST
COMPANIES TO
can live kombucha
IN 2014
ONE OF THE FIRST
TO CREATE
shelf stable, live kombucha
IN 2017
NEW
Live seltzers
ONE OF THE FIRST
TO MARKET
IN 2020

"Propel your adventure. Protect your planet."



















THE PROBLEM

Sugary beverages are detrimental to the health of consumers

Sugary beverages have damaging health effects and many "healthy" alternatives are no better. Kombucha Town creates healthy, delicious and energizing living beverages that are not only good for you, but also for the environment and our global community.


TASTE
Cola

THE SOLUTION

Delicious, energizing kombucha drinks with amazing health benefits





Kombucha Town crafts Living Beverages that are good for people, community and planet. We brew in a near zero waste facility and create premium beverages that are as delicious and refreshing as they are good for you. With three product lines to choose from, Kombucha Town offers accessible products everyone can love, **including the first ever Live Seltzer!**







THE MARKET

Exponential growth for the kombucha and functional beverages market

Across retail spaces, the kombucha category is projected to continue a bold growth of 17.5% over the next 3 years (source), and the flavored and functional water market is expected to surpass $76.75 billion in revenue by 2026 (source).

Studies show that customers are trending toward healthier beverage choices, with functional water beverage predicted to grow by 11.5% between 2018 and 2026 (source).

KOMBUCHA MARKET

17.5%
OVER 5 YEARS

2018   2023

FLAVORED & FUNCTIONAL WATER MARKET

SURPASS

$76.75B
IN REVENUE BY 2026

Healthier
BEVERAGE CHOICE

FUNCTIONAL BEVERAGE MARKET

11.5%
GROWTH

2018   2026

OUR TRACTION

Available at your favorite grocery store, with major media exposure underway

In 2019, Kombucha Town reached 1 million cans of kombucha sold (1 million bottles kept out of landfills) as well as $1 million in annual revenue.

2019

 



1 million
cans of kombucha



$1 million
annual revenue

Our drinks are now available for purchase at Whole Foods, Natural Grocers, Kroger, Sprouts and Harris Teeter among other food and beverage retailers. By building out a robust DSD network, we believe this will enable us to capture significant market share of the fastest growing channels.

KEY RETAILERS

    

We were selected as the featured company in PBS's "The Future of Sustainable Products", edition of "Behind the Scenes". A short segment of this feature is set to air on CNN, CNBC, FOX, Disney, Food Network and Family Channel with 400+ airings in over 80M homes. Kombucha Town was also ranked among the top 10 beverage brands sold in the convenience store market according to SPINS.

WHAT WE DO

Kombucha and Live Seltzers that taste and make you feel amazing

We brew and package all of our canned drinks at our brewing facility in Bellingham, WA, using our unique formulation and proprietary production method to ensure high quality and a robust flavor profile. We start by adding a symbiotic colony of bacteria and yeast (or SCOBY) to sweet tea, which then results in a process of fermentation, producing alcohol and amino acids.

Our kombucha and live seltzers are both non-GMO verified, and made from certified fair trade ingredients sourced from locations abroad and right in our own backyard. Our kombucha brewers craft the healthiest and tastiest blend around using a variety of teas like Ceylon black and Guayusa mint combined with

nourishing ingredients like lavender, sage, blood oranges, ginger, and more.















THE BUSINESS MODEL

We sell our Kombucha through major retailers and D2C online

Our business model is both B2B, through retailers such as Whole Foods and Natural Grocers, as well as director to consumer through our website. Our sales growth went from $325,000 in 2016 to $1.1 million last year, despite being under capitalized with just $500,000 raised in equity to date.



SALES GROWTH

$325k
2016

$1.1m
2019

$500k

EQUITY RAISED

HOW WE ARE DIFFERENT

Better tasting, better for your body and better for the earth

Kombucha Town was the first company to market live kombucha in cans that are not only 100% recyclable but cost 50% less than glass bottles and are easy to take on the go.






LIVE
SELTZER
LIVE
SELTZER
LIVE
SELTZER

THE VISION

Delicious, healthy kombucha made accessible to everyone

As an innovator in the quickly growing functional beverage industry, Kombucha Town has positioned itself for continued growth. Our Live Seltzer not only combines two of the strongest emerging trends in the industry, but it's also affordable for the average consumer. In 5 years, Kombucha Town aims to be available everywhere, from online to quality retailers, to convenience stores in food deserts, making healthy and delicious products available to everyone.


CURRENTLY IN
1600



Kombucha Town plans to expand its product offerings to include a kids line of kombucha, performance enhancing recovery drinks, alcohol lines, and much more! All of our products will uphold our commitment to quality and provide better beverage options to our devoted consumer base.



A kids line of kombucha

anticipated 2021 (Q2)

Performance enhancing recovery drinks

anticipated 2021 (Q4)

Alcohol lines: hard seltzers and beers

anticipated 2022

OUR LEADERSHIP

A small tight-knit family of passionate team players

Kombucha Town's close-knit and highly skilled team includes 5 full-time employees and 4 part time employees, each of whom plays an integral part in helping the company function. Our company is proud to be made up of a diverse group of talented individuals, with more than half of our upper management roles led by women. Kombucha Town believes in a work/life balance and each member of the team has their own active hobbies such as mountain biking, stand-up paddle boarding, hiking, snowboarding, windsurfing, playing instruments, DJing, and spending time with their pups! As Kombucha Town has grown, so have our families and, over the last 3 years, our team has welcomed 4 new babies!





Join us today!

As the kombucha market continues to grow by an expected 17.5% in the next 3 years, and as we continue to expand sales and partnerships through our omni-channel strategy, Kombucha Town is on its way to becoming a household name. We have been ranked among the top 10 beverage brands sold in convenience stores by SPINS and our product will soon be featured on major TV networks in over 80 million homes with 400+ airings. Our drinks are available for purchase at major retailers such as Whole Foods, Stop and Shop, and Sprouts and we are in talks with many more at the moment. We invite you to join us in the next steps toward our vision of making our healthy and delicious products available to everyone!











Live
Healthy
Live
Happy

In the Press

 

SHOW MORE

Meet Our Team



Chris McCoy
Founder & CEO

Chris McCoy is the founder and CEO of Kombucha Town. Chris's passion for healthy living was driven by his father's death from cancer in 2008 and acting as his mother's caregiver following the early onset of Alzheimer's disease in 2011. Chris founded Kombucha Town in the fall of 2011 after graduating from Western Washington University with a degree in environmental science.

When he's not at work Chris spends time with his family, enjoying the challenge that comes with being a new dad. His hobbies include: Mountain Biking, Wind surfing, Paddle boarding

 



Christine Harem
Controller

Christine joined Kombucha Town in 2017 and oversees all of the company's financial functions. Christine brings 12 years of financial accounting experience. Christine has a BS in Mathematics and an MBA from Western Washington University.

Away from the desk, Christine enjoys reading, walking through the woods and spending time with her husband, two sweet



Melinda Patten
Sustainability Coordinator

Melinda joined the team at Kombucha Town in 2019 and oversees all of the company's third-party certifications including Organic, Non-GMO, Fair Trade, 1% For The Planet and is in process of pursuing B-Corp Certification for Kombucha Town. She also audits internal processes for 7 types of waste and helps to implements systems reducing the company's



Trent Banks
Marketing Manager

Trent joined the team in 2020 and has been a very welcomed addition to the team - we chose to be very selective on filling this role as we really wanted a Marketing Manager with values that aligned with our company values and that cares. He put it best in his own words "I am focused on building meaningful relationships between people and the companies they love.



Rachael Buselmeier
Marketing Assistant

Rachael is the newest addition to the Kombucha Town team and we couldn't be more exited to have her with us! Rachael's creativity has brought a lot of fun to our social media accounts and we're excited to have her grow with us.

When Rachael is away from work she enjoys producing videos with her friends.

with her husband, two sweet little boys, and her dog Bandit.



footprint and emphasize efficiencies.

When out of the office Melinda enjoys walking, reading, stand up paddleboarding, playing ukulele, attempting to play guitar, singing and getting ready to become a dog mom!

 

Through communicating the stories behind products and experiences that define our culture, I work to build the realities we collectively desire and empower conscious lifestyles."

When Trent isn't busy spreading the good word of Kombucha Town he enjoys trail running, laying down a tasty jam as a DJ, camping, biking and spending time with his beautiful wife and two darling daughters.

 



Heather Gastil
Brewery Operations Manager

Heather manages all of the operations in our brewery, she brings a diverse set of skills from her background teaching biology and environmental science and has done a great job of implementing those skills into beverage manufacturing! Since joining the team in early 2020 she has helped streamline operations and build excellent working relationships with those around her.

When Heather isn't in the brewery she enjoys exploring the many parks and hikes that the PNW hosts, adventuring with her pup Cody and Travelling (well, she did when travelling was allowed and hopes to again someday)

 



Tony Weskamp
Lead Brewer

Tony is our brewmaster. He takes a detailed approach daily, tasting each batch of fermented tea to make sure that they are just perfect before we package it and ship it to you, our customer! Tony brings a steady pace to our fast moving brewery helping our team to work with a sense of urgency - but never rushing.

When Tony is not hovering over a tea kettle, he enjoys being a new dad at home with his wife and their brand new little girl!

 

Offering Summary

Company : Real McCoy Tea Company

210 E Chestnut Street, Bellingham,

Corporate Address : 210 E Chestnut Street, Bellingham, WA 98225

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $250.00

Terms

Offering Type : Convertible Promissory Notes

Type of Equity Converted Into : Class B Non-Voting Common Stock

Conversion Trigger : $1,000,000.00

Maturity Date : August 08, 2022

Valuation Cap : $20,000,000.00

Discount Rate : 15.0%

Annual Interest Rate : 8.0%

What is a Convertible Note?

A convertible note offers you the right to receive Class B Non-Voting Common Stock in Real McCoy Tea Company. The amount of Class B Non-Voting Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $20,000,000.00 Valuation Cap or if less, then you will receive a 15.0% discount on the price the new investors are paying. You also receive 8.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class B Non-Voting Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information

in reliance on this relief, this offering has been launched without the required financial information. The financial information required by this offering that has been omitted is not currently available and will be provided by an amendment to the offering materials;

Once the required financial information has been made available by amendment, each investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision;

Furthermore, no investment commitments will be accepted until after such financial information has been provided.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Company Perks*

Early bird

First 7 days of campaign - 10% Annual Interest Rate on notes

Next 7 days - 9% Annual Interest Rate on notes

Volume Perk

Level 1: $250 - Can growler + 10 trees

Level 2: $500 - cooler backpack ($25/$30) + 20 trees

Level 3: $1,000 – 3 months product + 50 trees + Access to the brewers' reserve flavor

Level 4: $2,500 – 10% off for life! + 150 trees + Access to Brewers' reserve flavor

Level 7: $5,000 – Private Cocktail Experience/Mixologist + 250 trees + access to brewers reserve flavor + 9% Annual Interest Rate on notes

Level 8: $10,000 - VIP Experience + 500 trees + access to brewers reserve flavor + 10% Annual Interest Rate on notes

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

The Company will offer 10% additional bonus interest rate for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 8.8% instead of 8%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Kombucha Town Pitch Video

Chris McCoy:
Hi. I'm Chris McCoy, CEO of Kombucha Town. I founded the company back in 2011 to help support my mother who had recently been diagnosed with early onset Alzheimer's. Now, it's become my mission to innovate and create products that will help disrupt the toxic food system that's been making people sick for over 100 years. I'm really excited to share our newest innovation with you that will inspire people to live healthy, happy lives that are in tune with our planet.

Speaker 2:
We want to plant a million trees and build a healthier world by replacing soda. We've got the delicious drinks to do it, and we're asking you to invest in your health, the community, and the planet. We're raising funds to help us scale our innovations, allowing our beverages to be more accessible nationally, and launch our exciting new product, Live Seltzer, the first ever probiotic seltzer on the market. With one to two calories and zero sugar, it's cold brewed with pristine glacial water from the North Cascades mountains, contains live active cultures, and is available in three refreshing flavors.

Speaker 3:
We started selling our kombucha at local farmer's markets and mom and pops here in Bellingham, Washington, filling reasonable growlers for each customer. When it was time to expand, we became the first kombucha in a can.

Heather Gastil:
Cans are an American invention, and are domestically produced. They're the most sustainable option on the market, and they help to keep bottles out of landfills. And they're easy to pack for your next adventure.

Tony Weskamp:
We built a brewery in a historic newspaper building in Downtown Bellingham, Washington. As things began to grow, Kombucha Town scaled.

Rachael Buselmeier:
As kombucha town has grown, we've focused on people and the planet alongside of profit, maintaining our goal of building the world we want to see through conscious capitalism.

Melinda Patten:
To date, we've sold over a million cans of kombucha while also keeping a million bottles out of landfills. Along with being certified organic and non-GMO, we also use Fair Trade certified ingredients, and we partnered with 1% for the Planet. This campaign will help us finalize our B Corp certification.

Trent Banks:
Now we want to invite you to invest in your community and help us grow the business. We're opening up our funding to community owned business model because we believe that now, more than ever, people are looking to vote with their dollar and be the change they want to see in the world.

Chris McCoy:
This brings us to 2020, which, well, I think you know the story. It's been a wild and challenging year for everyone, including Kombucha Town, but our dreams and ambitions are bigger than ever. And that's where you come in. Invest in Kombucha Town and you invest in healthier, happier communities from the microbiome that is your gut to the microbiome that is the earth. And don't forget to recycle.

Kombucha Town Overview Video

Speaker 1:
For almost a decade can Kombucha Town has been committed to making healthy, delicious beverages that are not only good for you, but also good for our communities and the planet. We use organic non GMO and fair trade certified ingredients because we believe that we can build the world we want to live in. Now we want to invite you to join us in building that world. Kombucha town is opening up to community owned business model by launching an equity crowd funding campaign. We want to put the power back in the hands of the people and be the change. Every person who invests in our campaign will join us in planting trees through the partnership with One Tree Planted. Alongside rebuilding the lungs of our planet, we've got more sweet incentives like exclusive access to limited run Kombucha flavors, Pacific Northwest adventures and Kombucha Town gear. We're inviting you to invest in yourself, your community and your planet by investing in us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:12 PM 07/30/2020
FILED 08:12 PM 07/30/2020
SR 20206506254 - File Number 3353499

CERTIFICATE OF INCORPORATION

OF

REAL MCCOY TEA COMPANY

(A PUBLIC BENEFIT CORPORATION)

The undersigned sole incorporator, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware (the "DGCL"), hereby certifies that:

1. The name of this corporation is **Real McCoy Tea Company** (the "Corporation").

2. The registered office of the Corporation in the State of Delaware is located at 651 N. Broad St., Suite 206, Middletown, DE 19709 (New Castle County). The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

3. The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL. The Corporation shall be a public benefit corporation as contemplated by subchapter XV of the DGCL, or any successor provision, and is intended to operate in a responsible and sustainable manner and to produce a public benefit or benefits, and is to be managed in a manner that balances the stockholders' pecuniary interests, the best interests of those materially affected by the Corporation's conduct and the public benefit or benefits identified in this Certificate of Incorporation. Accordingly, it is intended that the business and operations of the Corporation create a material positive impact on society and the environment, taken as a whole. If the DGCL is amended to alter or further define the management and operation of public benefit corporations, then the Corporation shall be managed and operated in accordance with the DGCL as so amended. The specific public benefit purposes of the Corporation shall include, without limitation, (1) improving the health of those that consume the Corporation's products, and (2) making meaningful contributions to the health and diversity of the community and natural environment.

4. The total number of shares of stock which the Corporation shall have authority to issue is One Million Two Hundred Thousand (1,200,000) shares of common stock, consisting of: (i) Eight Hundred Thousand (800,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Four Hundred Thousand (400,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. The number of authorized shares of Class A Common Stock, Class B Common Stock or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights. The Class B Non-Voting Common Stock shall automatically convert into Class A Voting Common Stock upon the vote of the holders of a majority of the outstanding shares of Class A Common Stock.

5.   The name and mailing address of the undersigned sole incorporator is:

NAME   ADDRESS

Jeffrey S. Marks   Alliance Legal Partners, Inc.
                              9 Chatelaine
                              Newport Coast, CA. 92657

6.   The Corporation shall have perpetual existence.

7.   A director shall not be personally liable to the Corporation or the stockholders for monetary damages for breach of fiduciary duty as a director, except: (i) for any breach of the duty of loyalty of such director to the Corporation or the stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; and (iv) for any transaction from which such director derives an improper personal benefit. If the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. No repeal or modification to this Article shall adversely affect any right or protection afforded to a director prior to such repeal or modification.

8.   Any disinterested failure to satisfy DGCL Section 365 shall not, for the purposes of DGCL Section 102(b)(7) or DGCL Section 145, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

I, being the sole incorporator named above, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate, hereby declaring and certifying that this is my act and deed, and that the facts herein stated are true, and accordingly have hereunto set my hand this 29th day of July, 2020.

Jeffrey S. Marks,
Sole Incorporator